UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67911

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McLaughlin Ryder Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1421 Prince Street, Suite 200
(No. and Street)

Alexandria	VA	22314
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova	212-668-8700	IStamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/10/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn McLaughlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McLaughlin Ryder Investments, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

...lie Glicklin
Commonwealth of Virginia
Notary Public
Commission No. 336211
My Commission Expires 3/31/2023

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCLAUGHLIN RYDER INVESTMENTS, INC.

Financial Statement and Supplemental Information

For the Year Ended December 31, 2022

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MCLAUGHLIN RYDER INVESTMENTS, INC.

FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
McLaughlin Ryder Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McLaughlin Ryder Investments, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of McLaughlin Ryder Investments, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as McLaughlin Ryder Investments, Inc.'s auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 15, 2023

MCLAUGHLIN RYDER INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS		
Cash and cash equivalents	$	28,883
Due from clearing broker		121,965
Due from affiliate		13,149
Investments at fair value		520,701
Prepaid expenses		29,174
Right of use asset - building lease		105,526
Total assets	$	819,398

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	83,212
Accrued commissions		5,123
Lease liability		131,074
Payroll liability		5,010
Total liabilities		224,419
Commitments and Contingencies (Note 10)		
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, 600 shares issued and outstanding		14,000
Additional paid-in capital		1,241,382
Accumulated deficit		(660,403)
Total stockholder's equity		594,979
Total liabilities and stockholder's equity	$	819,398

The accompanying notes are an integral part of this statement

Note 1 - **Nature of Business**

McLaughlin Ryder Investments, Inc. (The "Company") was incorporated on July 2, 2007 in Minnesota. The Company is registered in 33 states as a broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and Registered Investment Advisor as determined by the Securities and Exchange Commission (SEC). The Company operates within the exemptive provisions of (k)(2)(ii) of subparagraph (k)(2)(ii) of SEC Rule 15c3-3. Pursuant to the requirements of paragraph (k)(2)(ii), that the Company clear all transactions on customers behalf on a fully disclosed basis with a clearing broker-dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company is wholly owned by McLaughlin Companies, LLC (the Stockholder).

Note 2 - **Summary of Significant Accounting Policies**

The accompanying financial statement are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

a) **Revenue Recognition**

The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. Revenues are recognized in accordance with accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions and penalties and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Fair value of investments

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to adjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobserved inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets and liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability.
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Note 2 - Summary of Significant Accounting Policies (Continued) :

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investment transactions are recorded on a trade-date basis and are recorded at fair value. Net realized and unrealized gains and losses are reflected in the statement of operations. Interest income is recognized under the accrual basis. Municipal bonds are valued based on amortized cost. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment transactions.

Market risk primarily equals the changes in market value of investments. Theoretically, the Company's exposure is equal to the value of the investments purchased.

Due from clearing broker:

As of December 31, 2022 the due from clearing broker consists of the following:

Cash in firm accounts	$	11,804
Restricted deposit		104,789
Receivable for commissions earned		5,372
Total due from clearing broker	$	121,965

The Company has $100,000 deposited with Pershing LLC. The deposit is restricted per an agreement between the Company and Pershing LLC. This balance must remain deposited with Pershing LLC as long as the Company remains using their brokerage platform.

Property and equipment:

Property and equipment is stated at cost and is depreciated over the estimated useful lives by the use of the straight-line method. The estimated useful lives of the property and equipment are 3-5 years.

Property and equipment consists of the following at December 31, 2022:

Office equipment	$	11,990
Less accumulated depreciation		11,990
Property and equipment, net	$	-

There was no depreciation expense associated with the property and equipment for the year ended December 31, 2022.

b) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax return of the Stockholder of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statement.

Management has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that could require adjustment or disclosure in the financial statement to comply with provisions set forth in ASC Section 740, Income Taxes.

The Company is no longer subject to examination by federal and state taxing authorities prior to 2019.

Note 2 - Summary of Significant Accounting Policies (continued):

C) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* . The Company is a lessee in a noncancelable operating lease for office space, The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments),plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 3 - Related Party

The Company has an agreement with the Stockholder for re-payment and division of applicable expenses. Those expenses include rent and other administrative expenses. During 2022, the Company expenses incurred with the Stockholder were $384,787. At December 31, 2022,there were no outstanding amounts due to or from the Stockholder.

The Stockholder of the Company owns 100% stake in Management Solutions Plus ("MSP"). At December 31, 2022, there was $13,149 due from MSP.

The Stockholder of the Company owns a 50% stake in Union Street Partners ("USP"). At December 31, 2022, there were no outstanding amounts due to or from USP.

An officer of the Company is owed $17,250 as of December 31, 2022.

Note 4- Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the fair value of the Company's investments as of December 31, 2022:

Assets at Fair Value as of December 31, 2022

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$294,775			$294,775
Mutual Funds	225,926			225,926
Total assets at Fair value	$520,701			$520,701

There were no transfers between levels during the year ended December 31, 2022.

Note 5- Retirement Plan

The Stockholder sponsors a qualified defined contribution 401(k) profit sharing plan for full time employees who meet the plan participation criteria. The Stockholder's plan provides for matching contributions equal to a percent of the eligible employee's compensation. The Stockholder is also permitted to make discretionary contributions on an annual basis. Matching contributions amounted to $34,364 for the year ended December 31, 2022 which is recorded in payroll and related costs in the statement of operations. There were no discretionary contributions made during the year ended December 31, 2022.

Note 6- Leases

The Stockholder has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease which expires in July 2023. The lease contains a renewal option for an additional five years. Because the Stockholder is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under this renewal option are excluded from lease payments.

The lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payment plus, for variable payments. The lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability, and are recognized as variable costs when incurred. As part of the agreement discussed in Note 2c, the Company remits payment for its applicable expenses to the Stockholder.

Amounts disclosed for the ROU asset obtained in exchange for the lease obligation and reduction to the ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying value amount of the ROU asset resulting from lease modifications or reassessments.

Maturities of the lease liability under the noncancelable operating lease as of December 31, 2022 are as follows:

Year Ending December 31, 2022	
2023	$161,291
Less: Imputed interest	(30,217)
Total lease liability	$131,074
Weighted - average remaining lease term (years)	0.6
Weighted - average discount rate	5.00%

For the year ended December 31, 2022, the operating lease cost was $231,417.

Note 7 - Revenue from Contracts with Customers

The following table presents the revenue disaggregated by segment for the year ending December 31, 2022:

	Year Ending December 31,	2022
	Commission Revenue	
	Transaction fees	290,016
	Distribution fees	487,676
	Total commission revenue	777,692
	Advisory Revenue	
	Asset management fees	2,979,415
	Total advisory fees	2,979,415
	Other Revenues	13,917
1)	**Unrealized Loss On Investments**	(48,661)
1)	**Interest Income**	10,186
	Total Revenue	3,732,549

1) These revenue items are not within the scope of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. This revenue is included in the table above in order to reconcile to total net revenues per the Statement of Operations.

Commission Revenue:

Transaction fees

Substantially all transaction fees are generated through commissions earned for executing trades for clients in individual equities (including ETF's), fixed income securities, mutual funds and variable annuities. This revenue is earned and collected when trades are executed.

Distribution fees

The Company earns revenue for selling and servicing mutual funds and variable annuities. The performance obligation is satisfied at the time of each individual sale (client purchase). A portion of the revenue is based on a fixed rate applied, as a percentage, to the amount invested at the time of sale (client purchase). The remaining revenue is recognized over the time the client owns the investment and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the investment. The ongoing revenue is not recognized at the time of the sale because it is variably constrained due to factors outside of the Company's control including market volatility and client behavior. The revenue will not be recognized until it is earned by the Company.

Note 7- Revenue from contracts with customers (continued)

Commission Revenue (Continued) :

Advisory revenue:

Asset management fees

The Company earns revenue for performing asset management services for clients. The revenue is earned based on a fixed or tiered rate applied, as a percentage, to assets under management. Assets under management vary with market fluctuations and client behavior. The asset management performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the term of the contract. Asset management fees are billed and received quarterly in advance and recognized as earned over the course of the current quarter.

Note 8 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 9 - Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had a net capital of $485,060 which was $477,134 above its required net capital of $7,926. The Company's net capital ratio was 0.2451 to 1 at December 31, 2022.

Note 10 - Contingencies

The Company is involved in contingent matters incidental to its ordinary course of business. In Management's opinion, none of these items would have a material effect on the Company’s financial position.

Note 11 - Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, Management has evaluated subsequent events through the date the financial statement were issued. Management has determined that there are no material events that would require adjustment or disclosure in the Company's financial statement.